Exhibit 4.3

RIO TINTO

9th February 2005

Mr. Marc E. Levy
President & CEO
Norsemont Mining Inc.
305 – 100 West Pender St.
Vancouver, B.C. V6B 1R8
Canada

Dear Sir,

CONSTANCIA COPPER PROJECT
LETTER OF INTENT

In this Letter of Intent (**"LOI"**) Norsemont Mining Inc. is referred to as "**Norsemont**", Rio Tinto Mining and Exploration Limited is referred to as "**Rio Tinto**", Mitsui Mining and Smelting Company Limited, Sucursal del Perú is referred to as "**Mitsui**", Compañia Minera Katanga S.A. is referred to as "**Katanga**" and Minera Livitaca S.A. is referred to as "**Livitaca**".

The Constancia copper project of approximately 5146 hectares, is located in Chumbivilcas Province, Cuzco Department, Peru. The Constancia copper project comprises, inter alia: (i) five mineral rights currently held by Katanga and Livitaca listed in Exhibit A-I ("**Katanga Property**"); and (ii) eight mineral rights currently held by Mitsui listed in Exhibit A-II ("**Mitsui Property**") (collectively referred to as the "**Constancia Copper Project**"), which location and area are approximately shown on the map contained in Exhibit B of this LOI. With respect to the Katanga Property and the Mitsui Property, Rio Tinto holds: (i) the exclusive right to acquire an initial seventy percent (70%) interest in them; and (ii) the exclusive right to conduct exploration works in the area, in accordance with the agreements listed in Exhibit C ("**Underlying Agreements**").

This LOI sets out the basic terms and conditions under which Rio Tinto grants Norsemont or its subsidiary an exclusive option to acquire an initial fifty one percent (51%) interest in the Constancia Copper Project, subject to Rio Tinto´s claw-back right ("**Initial Option**"), as well as the basic terms and conditions under which Rio Tinto grants Norsemont an exclusive option to subsequently acquire an additional interest in the Constancia Copper Project of either nine percent (9%) or nineteen percent (19%) ("**Subsequent Option**"), which will result in an aggregate sixty percent (60%) or seventy percent (70%) interest in the Constancia Copper Project, as appropriate.

The Exhibits form part of this LOI and shall have the same force and effect as if set out in the body of this LOI, and any reference to this LOI shall include the Exhibits.

The Parties agree as follows:

1. INITIAL OPTION

1.1 Subject to the terms and conditions of this LOI, Rio Tinto grants Norsemont an exclusive option to acquire an initial fifty one percent (51%) interest in the Constancia Copper Project ("**Initial Option**"). The term of the Initial Option is sixty months and will expire on 9 February 2010 ("**Earn In Period**").

Rio Tinto Mining and Exploration Limited. Avda. El Bosque Sur 130, piso 7°, Las Condes, Santiago, Chile
Cod. Postal: 6760435 Tel.: 562-2031122 Fax: 562-2031123 Registro Comercio fs. 34070 N° 17072-1990

1.2 Subject to Clause 9.3, during the Earn In Period, Norsemont will incur the following combined cash payments, work expenditures and share issuances:

(a) Cash Payments

Norsemont will make the following payments to Rio Tinto or its designee, or directly to underlying optionors (with proof of receipt issued by underlying optionors sufficient evidence of payment) as per Rio Tinto's instructions ("**Cash Payments**"):

Due Date	**Payment US$**
Upon signature of this LOI	10,000
45 calendar days following signature of this LOI	90,000
20 April 2005	150,000
20 October 2005	200,000
20 April 2006	250,000
20 October 2006	300,000
20 April 2007	400,000
20 October 2007	500,000
30 April 2008	500,000
31 October 2008	750,000
20 October 2009	1,850,000
TOTAL	**US$5,000,000**

The payments listed in this Clause 1.2(a) do not include taxes.

(b) Work Expenditures

Norsemont must complete the **Work Expenditures**[1] in the Constancia Copper Project as set out in the table below. Norsemont

[1] In this LOI and in the subsequent formal agreement documentation to be drafted accordingly, "***Work Expenditures***" means all cash, expenses and obligations funded, spent or incurred directly or indirectly on exploration, evaluation and development activities on or for the mineral rights that comprise the Constancia Copper Project. Such expenditures shall include, but not be limited to, land payments, fees, taxes and charges required to keep or secure the mineral rights that comprise the Constancia Copper Project in good standing; all expenditures for geophysical, geo-chemical and geological work; all expenditures for surveys, drilling, assays, metallurgical testing, engineering, construction and all other expenditures directly benefiting the mineral rights that comprise the Constancia Copper Project and the work thereon.

has the right to accelerate compliance with the required levels of Work Expenditures. Any excess in the required level of Work Expenditures in a given period as set out below, will be carried forward and credited towards Work Expenditures of the following periods. If Norsemont fails to complete the required annual level of Work Expenditures, Norsemont may maintain the Initial Option in good standing by paying any shortfall amount, subject to having made all applicable Cash Payments and Share Issuances that may fall due at the time the shortfall amount is paid.

Due Date	Work Expenditures US$
31 October 2005	500,000
30 April 2006	500,000
31 October 2006	500,000
31 October 2007	1,300,000
31 October 2008	1,500,000
30 April 2009	1,000,000
31 October 2009	2,500,000
TOTAL	**US$7,800,000**

(c) Share Issuance

Norsemont will issue 1,250,000 common shares in Norsemont to Rio Tinto or to Rio Tinto's designee, as per Rio Tinto's instructions (**"Share Issuances"**) pursuant to the schedule set out in the table below:

Due Date	Share Issuances
30 June 2005	250,000
30 June 2006	250,000
30 June 2007	250,000
30 June 2008	250,000
31 October 2009	250,000
TOTAL	**1,250,000**

-Norsemont, in its sole discretion, may provide the payment in

[illegible]

shares of Norsemont or in cash equivalent. If the payment is made in cash equivalent, the amount payable shall be the average of the Norsemont common share closing price for the ten (10) trading days ending 5 days before date of issuance.

All shares of Norsemont issued to Rio Tinto shall be validly issued, fully paid and nonassessable, but shall be subject to a four (4) month hold period ("Hold Period"), or such longer period as may be required under applicable securities regulations.

The payments listed in this Clause 1.2(c) do not include taxes.

1.3 Upon the Commencement of Commercial Production[2] Norsemont shall also make the following additional payments to Rio Tinto ("**Additional Payments**"):

(a) US$500,000 should Norsemont have a majority interest in the Constancia Copper Project of 51% or greater; or

(b) US$250,000 should Norsemont have between 34% and 50.9% interest in the Constancia Copper Project.

payable to Rio Tinto or to its designee, as per Rio Tinto's instructions, within thirty (30) calendar days following Commencement of Commercial Production, by electronic transfer to such account as Rio Tinto shall previously have notified to Norsemont.

1.4 Should Norsemont fail to make or incur any of the Cash Payments, Work Expenditures, or Share Issuances referred to in Clauses 1.2(a), 1.2(b), and 1.2(c) above, respectively, the Initial Option will then automatically terminate, and Norsemont will have no further right or obligation other than as would apply were it to withdraw from and terminate this LOI, subject to Clause 6. Such termination will not relieve Norsemont of liabilities, whether known or unknown, present or future, to Rio Tinto, to third parties or to governmental authorities that arise from its activities undertaken and obligations under this LOI and any other obligation pursuant to Clause 6.

1.5 Norsemont will be entitled to exercise the Initial Option at any time subject to having incurred a combined US$5,000,000 in Cash Payments as set out in Clause 1.2(a), and US$7,800,000 in Work Expenditures as set out in Clause 1.2(b), and 1,250,000 Share Issuances as set out in Clause

[2] In this LOI, "**Commencement of Commercial Production**" means:

(i) if a Mill is located on the Property, the last day of a period of 40 consecutive days in which, for not less than 30 days, the mill processed ore from the Property at 60% of its rated concentrating capacity, or

(ii) if no Mill is located on the Property, the last day of the first period of 30 consecutive days during which ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues;

but no period of time during which ore or concentrate is shipped from the Property for testing purposes, and no period of time during which milling operations are undertaken as initial tune-up, shall be taken into account in determining the date of Commencement of Commercial Production. "**Mill**" is defined as the crusher, concentrator and other processing facilities to be constructed on or in proximity to the Property and to be used for the processing of production from the Property, whether or not in conjunction with or after production from any other mineral property.

1.2(c) above, no later than 9 February 2010, by delivering to Rio Tinto a written notice of exercise along with such information as Rio Tinto may reasonably require to determine the level of Work Expenditures met by Norsemont.

1.6 Rio Tinto will effect the transfer after considering the most tax efficient method of so doing and subject to Clause 4 below.

2. CLAW-BACK RIGHT

2.1 Subject to Clause 2.3, at the point of exercise of the Initial Option by Norsemont, Norsemont will have 51%, Rio Tinto 19%, and Mitsui 30% of the participating interest in the Constancia Copper Project. At any time within the first sixty (60) days following the exercise of the Initial Option by Norsemont, Rio Tinto will have the right to claw-back from Norsemont seventeen percent (17%) participating interest in the Constancia Copper Project, by paying Norsemont three hundred percent (300%) of Norsemont's net Cash Payments to Rio Tinto (being the difference between the payments made by Norsemont to Rio Tinto, or to underlying optionors on behalf of Rio Tinto, less the total of all payments received by the underlying optionors in relation to the underlying agreement), total direct Work Expenditures and Share Issuances in the Constancia Copper Project prorated in accordance with the following formula:

$$P = \frac{A}{B} \times (C + D + E)\ 3$$

Where:

P = Amount to be paid following exercise of the claw-back right

A = Participating interest to be obtained by Rio Tinto in the Constancia Copper Project (17)

B = Total participating interest held by Norsemont immediately prior to the exercise of the claw-back right by Rio Tinto (51)

C = Total Cash Payments made by Norsemont to Rio Tinto less all payments to underlying optionors in relation to the underlying agreements

D = Total Work Expenditures incurred by Norsemont

E = Total Share Issuances valued at price of issues to Rio Tinto

2.2 Rio Tinto shall exercise its claw-back right to obtain seventeen percent (17%) interest in the Constancia Copper Project by giving written notice to Norsemont. Upon delivery of the notice to Norsemont, the Parties will amend this LOI and all the documents and agreements celebrated pursuant to this LOI in order to reflect the Parties' participating interests in the Constancia Copper Project.

2.3 Rio Tinto's claw-back right shall be subject to, and may only be exercised if, in the reasonable opinion of Rio Tinto global resource estimates for the Constancia Copper Project is not less than four (4.0) million tons of contained copper.

3. SUBSEQUENT OPTION

3.1 Should Rio Tinto decide NOT to exercise its claw-back right pursuant to Clause 2 above, Norsemont will then have the option to earn in an additional interest in the Constancia Copper Project ("**Subsequent Option**"), as follows:

(a) Nine percent (9%) of Rio Tinto's 19% interest which will result in an aggregate sixty percent (60%) interest in the Constancia Copper Project, by paying Rio Tinto or its designee the amount of US$3,750,000; or

(b) All of Rio Tinto's nineteen percent (19%) interest, which will result in an aggregate seventy percent (70%) interest in the Constancia Copper Project by paying Rio Tinto or its designee the amount of US$8,000,000.

3.2 Norsemont will be entitled to exercise either of the Subsequent Options referred to in Clause 3.1(a) or Clause 3.1(b) above within sixty (60) days following expiry of the term granted to Rio Tinto to exercise its claw-back right pursuant to Clause 2 above, by delivering to Rio Tinto a written notice of exercise along with the check or confirmation that the amount referred to in Clause 3.1(a) or 3.1(b), as appropriate, has been paid in accordance with Rio Tinto's instructions.

3.3 Upon the exercise of the Subsequent Option subject to Clause 3.2 above, Norsemont will be vested with an additional nine percent (9%) or nineteen percent (19%) interest in the Constancia Copper Project. Rio Tinto will effect the transfer after considering the most tax efficient method of so doing and subject to Clause 4 below.

4. CONSTANCIA JOINT VENTURE

4.1 The Constancia Joint Venture will be formed when one of the following events occur:

(a) Upon Norsemont having acquired an initial fifty one (51%) interest in the Constancia Copper Project pursuant to Clause 1.5 above, and subject to: (i) Rio Tinto not having exercised its claw-back right referred to in Clause 2 above, and (ii) Norsemont not having exercised the Subsequent Option referred to in Clause 3 above. Norsemont's and Rio Tinto's initial participating interests in the Constancia Copper Project shall be fifty one percent (51%) and nineteen percent (19%), respectively; or

(b) Upon Rio Tinto having exercised its claw-back right pursuant to Clause 2 above, giving Norsemont and Rio Tinto an initial

participating interest in the Constancia Copper Project of thirty four percent (34%) and thirty six (36%), respectively; or

(c) Upon Norsemont having exercised the Subsequent Option referred to in Clause 3.1(a) above, giving Norsemont and Rio Tinto an initial participating interest in the Constancia Copper Project of sixty percent (60%) and ten percent (10%), respectively.

4.2 The joint venture agreement will be structured after considering the most tax efficient method of so doing, and shall include the following terms:

(a) Pro-rata sharing of all costs and expenses and revenues relating to the Constancia Copper Project, after the exercise of the Initial Option;

(b) A definition of Work Expenditures to be drafted in a consistent manner with the definition contained in Clause 1.2(b) of this LOI;

(c) Dilution, pro-rata according to deemed contributions and actual contributions. Should either party elect not to contribute to its proportionate share of the costs and expenses of the joint venture and the other party actually contributes such pro rata share of the costs and expenses, and accelerated dilution 25% above the standard rate if a party elects to contribute to a work programme and later defaults against a cash call;

(d) Any Party diluting to a less than ten percent (10%) participating interest ("**Withdrawing Party**") will have its participating interest converted to a 3% Net Smelter Return Royalty capped at US$ 20 million, as described in Exhibit D. The full details of the NSR royalty shall be agreed upon in the agreements referred to in Clause 7.3 of this LOI.

(e) A first right of refusal which shall apply for the transfer, directly or indirectly, of all or part of a Norsemont's interest, except for transfer to Affiliates;

(f) Management of the joint venture by a body which shall make decisions by majority vote, with each party having a vote equal to its participating interest; subject to certain major decisions to be agreed upon by the Parties, which will require a supermajority vote. The manager shall carry out all work in a good and workmanlike fashion and in accordance with industry standards and applicable laws, regulations, orders and ordinances of the applicable governmental authorities and the standards of Rio Tinto expressed in "The way we work" attached as Exhibit E;

(g) Other terms normal to international mineral industry joint venture agreements including provision for binding international arbitration to settle disputes.

4.3 <u>Joint Venture Entity</u>

(a) When one of the following events occurs, the Parties will establish a business entity or legal structure through which Norsemont and Rio Tinto will conduct operations pursuant to the JVA (**Newco**):

(i) upon Norsemont 's or Rio Tinto's request at any time following the exercise of the Initial Option pursuant to Clause 1.5; or

(ii) the exercise of either of the Subsequent Options by Norsemont pursuant to Clause 3.2; or

(iii) at any time that the Parties agree that their participating interest in the Constancia Copper Project should be held by a corporate vehicle.

(b) Management

(i) Norsemont may be appointed as manager who will manage and direct Constancia JVA and/or Newco's activities as long as it maintains a participating interest of not less than 51%. If its participating interest falls below 51%, Rio Tinto shall have the right to become or to appoint the manager.

(ii) Norsemont agrees that as manager it shall carry out all operations in accordance with all legal requirements, and taking into account the supermajority vote issues, and those contained in this LOI and in the agreements referred to in Clause 7.3 below. Failure to do so, if such failure is due to negligence or willful misconduct on the part of Norsemont, will be considered a material breach of this LOI, and unless cured to the satisfaction of Rio Tinto, will result in termination of this LOI.

(c) Newco' shareholders agreement and bylaws shall be drafted in a consistent manner to the terms of this LOI and with the agreements referred to in Clause 7.3.

5. REPRESENTATIONS AND WARRANTIES

5.1 Each Party warrants and represents to the other that:

(a) it is a corporation duly incorporated and validly existing in its country of incorporation;

(b) it has the legal right and requisite power and authority to enter into and perform this LOI, and that all corporate, board of directors or shareholder, and other actions required to authorize the entering into and performance of this LOI by each party, have been properly taken;

(c) it will not breach any other agreement by entering into or performing this LOI;

(d) it is not subject to any governmental order, judgment, decree, sanction or law that would preclude the transactions under this LOI; and

(e) this LOI is valid and binding upon it in accordance with its terms.

5.2 Rio Tinto makes the following representations and warranties with respect to

the Underlying Agreements: (i) to Rio Tinto's knowledge all these agreements are in good standing and Rio Tinto is not in default of any of the provisions thereof; (ii) Rio Tinto has the right to assign its interest thereunder and (iii) Rio Tinto has made all payments and satisfied all conditions required to be made or satisfied in accordance with these agreements.

6. TERMINATION

6.1 Rio Tinto is entitled to terminate this LOI with immediate effect by notice in writing to Norsemont:

(a) If Norsemont commits one or more material breaches of this LOI. For the avoidance of doubt, the failure by Norsemont to make any of the Cash Payments or Additional Payments set out in Clauses 1.2(a) and 1.3 above; or its failure to meet the required level of Work Expenditures or make the applicable shortfall payment set out in Clause 1.2 (b) above; or its failure to incur in the Cash Issuances set out in Clause 1.2(c) above, and any breach of any of Clauses 7.1 or 7.2 shall constitute a material breach; or

(b) if Norsemont becomes insolvent, goes into liquidation, steps are taken to commence its winding up or a receiver or administrator is appointed over all or any of its assets or any equivalent step to any of these steps is taken in any place.

6.2 Norsemont may withdraw from and terminate this LOI upon thirty (30) days written notice to Rio Tinto. Upon withdrawal by Norsemont, Norsemont will have no further interests or rights in the Constancia Copper Project. Such termination will not relieve Norsemont of: (i) any payment that falls due before termination; (ii) liabilities, whether known or unknown, present or future, to Rio Tinto, to third parties or to governmental authorities that arise from its activities undertaken; and (iii) any other obligation under this LOI, including but not limited to those detailed in Clause 6.3 below.

6.3 The following clauses shall survive termination: Clause 6.2, 6.4, 7.1, 7.2, 7.4. For the avoidance of doubt, in the event that this LOI is terminated, Rio Tinto shall be entitled to retain any Cash Payment and Share Issuances already made by Norsemont pursuant to Clauses 1.2 of this LOI, and under no circumstance will Norsemont be reimbursed with any Cash Payment, Share Issuances, Work Expenditures made pursuant to this LOI.

6.4 Within ninety (90) days following the termination of this LOI, Norsemont will:

(a) remove all facilities, machinery, equipment, supplies and any other appurtenances located within the internal boundaries of the Constancia Copper Project, and complete such reclamation works as may be required by law or as agreed to with other parties or communities;

(b) conduct all reclamation works that may be required in accordance with all applicable laws, until the reclamation works and closure of the exploration project are duly approved by the competent governmental agency, copy of which will be delivered to Rio Tinto within ten (10) days following receipt.

(c) provide Rio Tinto with a final report, with copies of all data (data on paper, electronic or other means) and with pulps, cores, cuttings, drilling materials and any samples obtained from the Constancia Copper Project during its work under this LOI and the agreements entered into in accordance with Clause 7.3 below.

7. OTHER PROVISIONS

7.1 Norsemont will be responsible for making all licence fees ("*Derecho de Vigencia*"), penalties ("*Penalidad*") and all other payments of any and all applicable charges, duties, fees, taxes, royalties and other payments of similar nature applicable required to keep the mineral rights that comprise the Constancia Copper Project in good standing.

7.2 Norsemont undertakes:

(a) To comply with all applicable laws, rules and regulations, including but not limited to the Environmental Regulations for Exploration, approved by Supreme Decree 038-98-EM and its amendments, the Mine Closure Law ("*Ley que Regula el Cierre de Minas*"), Law # 28090 and its amendments and regulations, as well as all provisions in relation to community relations and surface rights, and with standards of Rio Tinto expressed in "The way we work" attached as Exhibit E, and carry out its works in a good, workmanlike manner in accordance with applicable law and sound mining, environmental and business practice in relation to all the activities that Norsemont or its Affiliate will directly or indirectly conduct in the area of the Constancia Copper Project.

(b) To defend, protect, indemnify, and save Rio Tinto and its parent, subsidiaries and affiliated companies and each of their officers, directors, employees, contractors and agents harmless from and against all liability, claims, costs, expenses, demands, suits and causes of action of every kind and character, including environmental liabilities and reclamation works (hereafter "**Claims**") in favour of any person, corporation or other entity including the parties hereto and their employees, contractors or agents, in any way incident to or in connection with or arising out of: (i) the presence of Norsemont or its employees, contractors or agents in the area of the Constancia Copper Project; or (ii) the activities conducted by Norsemont 's employees, contractors, sub-contractors or agents, or its Affiliates, even if the Claims arise after the termination of this LOI.

(c) To provide to Rio Tinto every three calendar months a summary progress report showing the work performed and the results obtained in the preceeding quarter in respect of the mineral rights which comprise the Constancia Copper Project and no later than sixty (60) calendar days after the end of each calendar year, to

provide Rio Tinto with reports showing in reasonable detail in respect of the mineral rights that comprise the Constancia Copper Project, the work performed, the results obtained, the expenditures incurred, permits and authorizations obtained from governmental entities and/or third parties, investments made and revenues received in the preceding calendar year. Rio Tinto or its designee will be entitled at its own risk and expense to visit the Constancia Copper Project at reasonable times and also to view there or at Norsemont's offices the data, results, plans, statistics and accounts in respect of the Constancia Copper Project and be entitled at all reasonable times and at its expense to have any or all of these independently audited.

(d) No later than sixty (60) calendar days after the due dates provided for the completion of the required levels of Work Expenditures set out in Clause 1.2(b) above, to provide Rio Tinto with such information as Rio Tinto may reasonably require in order to determine the level of Work Expenditures met by Norsemont.

(e) To provide Rio Tinto with copies of all payments made by Norsemont regarding licence fees ("*Derecho de Vigencia*"), penalties ("*Penalidad*") and all other applicable payments required to keep the mineral rights that comprise the Constancia Copper Project in good standing, no later than thirty (30) calendar days after the deadline for such payments. At the time of signing this LOI the deadline is 30 June of every year.

(f) To maintain accounts for the Work Expenditures referred to in Clause 1.2(b) above, in accordance with generally accepted accounting standards, and legislative or regulatory requirements. Such accounts will be available for inspection and/or audit by or on behalf of Rio Tinto, at its cost, at reasonable times.

7.3 Rio Tinto and Norsemont agree that this LOI is a binding agreement and subject to British Colombian law, and sets out the basic terms of the business arrangements it describes. The Parties attorn to the exclusive jurisdiction of the courts of British Columbia with respect to any legal proceedings arising herefrom. The Parties will use their best efforts, in good faith, to ensure that a more formal agreement is entered into on or before 10 December 2005. If such documentation is not executed on or before 10 December 2005, unless such is the product of a party not negotiating in good faith, any party shall have the right to terminate this LOI. Norsemont will bear the legal costs involved in the preparation of such more formal agreement.

The Parties hereby agree to take such acts and to negotiate, prepare, file, and notarise such documents in Peru as may be necessary to grant Norsemont an authorization to conduct exploration works in the Property, by a mechanism permitted by Peruvian law. The termination of this LOI or of the formal agreements entered following signing of this LOI, will cause the termination of any document negotiated, prepared, filed and notarised in Peru under this Clause 7.3.

7.4 (a) Any information or data obtained in connection with the performance

of this LOI is confidential ("**Confidential Information**") with respect to Norsemont and Norsemont will not make public statement concerning this LOI or the activities contemplated in it without the prior consent of Rio Tinto. Such consent will not be unreasonably withheld. Norsemont may disclose the terms of this LOI and information relating to the Constancia Copper Project to:

(i) the applicable stock exchange or similar trading market applicable to Norsemont, if such disclosure is required by law, in which case, prior to any disclosure of such Confidential Information under this Clause 7.4(a)(i), Norsemont shall give Rio Tinto at least ten (10) days prior written notice (unless less time is permitted by such rules, regulations or proceeding) and, in making such disclosure, Norsemont shall disclose only that portion of Confidential Information required to be disclosed and shall take all reasonable steps to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting Rio Tinto in intervention in any such proceeding;

(ii) banks or others financing institutions for the sole purpose of evaluating whether to make a loan to or investment in a project finance in connection with this LOI, provided that the banks or financing institutions are bound by the terms of confidentiality set out in this Clause 7.4; and

(iii) its Affiliates for the sole purpose of Norsemont's performance of its obligations under this LOI provided the Affiliate is bound by the terms of confidentiality set out in this Clause 7.4.

(b) Norsemont shall disclose such Confidential Information under Clauses 7.4(a)(ii) and 7.4(a)(iii) above to only those parties who have a bona fide need to have access to such Confidential Information for the purpose for which disclosure to such parties is permitted under this Clause 7.4 and who have agreed in writing a confidentiality agreement supplied to, and enforceable by, Rio Tinto to protect the Confidential Information from further disclosure, to use such Confidential Information solely for such purpose and to otherwise be bound by the provisions of this Clause 7.4. Norsemont shall be responsible and liable for any use or disclosure of the Confidential Information by such parties in violation of this LOI and such other writing. Should this be the case, without prejudice of the foregoing, Rio Tinto reserves its right to directly file any claim against the party to which the Confidential Information was disclosed.

(c) All press releases concerning the Constancia Copper Project, including this LOI and any other agreement or document in relation to it will be reviewed and approved by Rio Tinto in a timely manner prior to release.

7.5 After the exercise of the Initial Option any transfer by Norsemont or Rio Tinto or their respective designated Affiliates of its interest in whole or in part in the Constancia Copper Project is subject to a First Right of

Refusal[3] to Rio Tinto or Norsemont, as the case may be.

7.6 In this LOI "**Affiliate**" means any company controlled by or under common control with a party hereto. In the case of Rio Tinto, this means each of Rio Tinto plc, incorporated in England and Rio Tinto Limited, incorporated in Victoria, Australia and any other company wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or controls directly or indirectly more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the company.

7.7 Rio Tinto shall provide Norsemont with timely access to any and all information in its possession or which it acquires during the Option Period concerning the Constancia Copper Project including, without limiting the generality of the foregoing, any and all data (data on paper, electronic or other means), results, plans, statistics and accounts in respect of the Constancia Copper Project.

7.8 During the Option Period, Rio Tinto will forthwith notify Norsemont of any and all notices or other communications received by it concerning the Constancia Copper Project including, without limiting the generality of the foregoing, notices regarding licence fees ("*Derecho de Vigencia*"), penalties ("*Penalidad*") and all other payments of any and all applicable charges, duties, fees, taxes, royalties and other payments of similar nature applicable required to keep the mineral rights that comprise the Constancia Copper Project in good standing, and notices or other communications under or pursuant to the Underlying Agreements.

7.9 Rio Tinto shall use its best efforts to obtain, on or before 30 April, 2005, the consents or approvals of the underlying optionors and assign any existing agreement with the surface owners to the extent that assignment is possible.

8. NOTICES

[3] Under the "First Right of Refusal" if Norsemont ("**Transferring Party**"):

(i) intends to offer to any third party, or receives and is willing to accept, from any third party an unsolicited offer containing the specific terms of a possible participation of any type, form or extent in the Constancia Copper Project (***Participation***), then it will provide the proposed terms to Rio Tinto. Rio Tinto will have forty five (45) days from the receipt of such information to notify Transferring Party that it agrees to match the applicable offer on the same terms or on terms no less favorable to Transferring Party. If Rio Tinto fails to provide such notice within the forty five (45) days, Transferring Party will have one hundred and fifty (150) days from the expiration of the forty five (45) days to sign binding agreements for Participation with any third party on the same terms or on terms no less favorable to Transferring Party. If binding agreements are not signed within this time, the rights of first offer will revive; or

(ii) intends to solicit from any third party offers for the specific terms of a Participation (without having complied with the provisions of subsection (i) above), it will first request in writing that Rio Tinto submit an offer for Participation. Rio Tinto will have forty five (45) days from receipt of the written request to submit an offer for Participation to Transferring Party. If Rio Tinto does not provide such offer or if Transferring Party does not accept the offer proposed by Rio Tinto, Transferring Party will be free for the next one hundred and fifty (150) days to solicit offers and to accept offers for Participation on terms no less favorable to it than those offered by Rio Tinto (Transferring Party will not be able to accept offers for Participation on the same terms offered by Rio Tinto, either). If Transferring Party accepts such offer from a third party, binding documents for Participation must be signed within these one hundred and fifty (150) days or the rights of first offer will revive.

All notices, and other required communications (**Notices**) between the Parties shall be in writing and shall be addressed, respectively, as follows:

If to Rio Tinto:
Rio Tinto Mining and Exploration Limited
Avda. El Bosque Sur 130, piso 7º
Las Condes - Santiago, Chile
Fax: + 562 2031124
Attention : Contracts Manager

If to Norsemont:
Norsemont Mining Inc.
#305-100 West Pender St,
Vancouver, BC, V6B 1R8
Fax: + 604 669 9768
Attention: **Marc E. Levy**

All Notices shall be given (1) by personal delivery to the addressee, or (2) by electronic communication, with a confirmation sent by registered or certified mail, return receipt requested, or (3) by registered or certified mail or commercial carrier return receipt requested. All Notices shall be effective and shall be deemed delivered (1) if by personal delivery on the date of delivery if delivered during normal business hours and, if not delivered during normal business hours, on the next business day following delivery, (2) if by electronic communication on the next business day following receipt of the electronic communication, and (3) if solely by mail or commercial carrier on the next business day after actual receipt. A Party may change its address from time to time by Notice in writing to the other Party.

9. DUE DILIGENCE PERIOD

9.1 Norsemont will have a forty five (45) day period following signature of this LOI to conduct and complete its due diligence on the Constancia Copper Project. The term to conduct the due diligence will expire on **March 25, 2005.**

9.2 The Parties hereby agree that any Cash Payment or Share Issuances, other than the US$10,000 payment to be made upon signature of this LOI in accordance with Clause 1.2 (a) above shall be made upon satisfactory due diligence.

9.3 This LOI is contingent upon the consent of the TSX Venture Exchange Inc. to the transaction. Norsemont shall use its best efforts to obtain such consent on or before 9 April 2005.

10. MISCELLANEOUS

10.1 The Parties further agree that:

(a) Except as otherwise set forth herein, no failure or delay by a party in exercising any right or power under this LOI shall operate as a waiver of such right or power and no single or partial exercise of such right or power or the exercise of any other right or power shall operate as a waiver of such right or power.

(b) No amendment to this LOI shall be valid or of any force unless reduced to writing and signed by authorized representatives of the Parties.

(c) If any provision of this LOI shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as most nearly to retain the intent of the Parties. If such modification is not possible, such provision shall be severed from this LOI. In either case the validity, legality and enforceability of the remaining provisions of this LOI shall not in any way be affected or impaired thereby.

10.2 This LOI supersedes all prior agreement(s), correspondence, discussion or any other exchanges between the parties in respect of and related to its subject matter.

10.3 This LOI is executed in two (2) counterparts, each duly signed by the Parties. Each counterpart shall be deemed as an original.

Each of the Parties hereto indicates their acceptance of the terms and conditions of this Letter of Intent through their authorized signatories' execution of this Letter of Intent below.

Yours sincerely,

RIO TINTO MINING AND EXPLORATION LIMITED

By : Julian Bavin

Name : Julian Bavin

Title : Director

NORSEMONT MINING INC.

By :

Name : Marc E. Levy

Title : President and CEO

Date:

EXHIBIT A

CONSTANCIA COPPER PROJECT

A -I Katanga Property

Nº	Name	Code	Resolution Granting Title	Area	UTM Coordinates	
				(Hectares)	East	North
1.	Katanga Q	05005529X01	RD – 309-90-EM-DGM/DCM (9 May 1990)	150.0144	202123.3565 202215.6235 201715.8277 201623.5936	8401677.758 8398678.992 8398663.614 8401662.381
2.	Peta 6	05006090X01	RJ 7084-96-RPM (29 October 1996)	1,000.0005	205433.9294 205467.2195 201467.5667 201434.2932	8398638.259 8396138.477 8396085.216 8398584.998
3.	Peta 7	05006198X01	RJ 03731-99-RPM (13 December 1999)	351.7046	203300.8275 203334.1175 199334.473 199329.3191 201518.1161 201678.5795 201715.8277 202215.6235 202141.3003	8401110.075 8398610.304 8398557.043 8398943.886 8398655.726 8399874.537 8398663.614 8398678.992 8401094.638
4.	Peta 17	0506198AX01	RJ 03744-99-RPM (13 December 1999)	49.0544	199817.8835 199665.7571 199315.8613 199301.183	8401063.703 8399908.221 8399954.293 8401056.825
5.	Peta 5	05006089X01	RD 472/89-EM-DGM/DCM (28 November 1989)	934.52	201847.9736 201885.6011 200994.8598 199926.808 199906.9511 199385.7481 199352.3261 200515.7703 200544.294	8405758.639 8401758.884 8401750.496 8401891.112 8401740.257 8401735.358 8405287.54 8405224.021 8405746.371

A-II Mitsui Property

N°	Name	Code	Resolution Granting Title	Area* (Hectares)	UTM Coordinates East	UTM Coordinates North
1.	Katanga J	05004406X01	RD 170/90-EM-DCMD (29 March 1990)	400.0000	201909.6966 201648.6539 199665.7571 199926.808	8401630.056 8399647.166 8399908.221 8401891.112
2.	Katanga K	05004407X01	RD 556/90-EM-DCM (16 July 1990)	300.0000	201648.6539 201518.1161 198543.7914 198674.3128	8399647.166 8398655.726 8399047.299 8400038.749
3.	Santiago Apostol I	10229294	RJ 01192-98-RPM (31 March 1998)	424.4900	202000.0011 204000.0006 204000.0006 200000.0015 200000.0015 202000.0011	8402000.003 8402000.003 8397999.998 8397999.998 8398999.997 8398999.997
4.	Santiago 5	10083295	RJ 02655-97-RPM (31 April 1997)	602.1229	206000.0002 206000.0002 204000.0006 204000.0006	8403000.002 8397999.998 8397999.998 8403000.002
5.	Santiago 4	10083495	RJ 8613-96-RPM (23 December 1996)	34.1624	202000.0011 202000.0011 200000.0015 200000.0015	8404000 8401000.004 8401000.004 8404000
6.	Santiago 3	10083695	RJ 2220-97-RPM (25 March 1997)	700.5841	200000.0015 200000.0015 196000.0024 196000.0024	8402000.003 8399999.996 8399999.996 8402000.003
7.	Katanga T	10248397	RJ 06497-97-RPM (15 November 1997)	100.0000	204000.0006 204000.0006 202999.9967 202999.9967	8403000.002 8402000.003 8402000.003 8403000.002
8.	Katanga V	10248497	RJ 07719-97-RPM (31 October 1997)	100.0000	207000.0041 207000.0041 206000.0002 206000.0002	8403000.002 8402000.003 8402000.003 8403000.002

SCHEDULE B

MAP OF THE CONSTANCIA COPPER PROJECT

B (I) Katanga Property



196000 mE
200000 mE
204000 mE
208000 mE
8404000 mN
8400000 mN
8396000 mN
PETA 5
PETA 17
KATANGA Q
PETA 7
PETA 6
0
1
2
kilometros

B (II) Mitsui Property


196000 mE
200000 mE
204000 mE
208000 mE
8404000 mN
8400000 mN
8396000 mN
SANTIAGO 4
KATANGA T
KATANGA V
SANTIAGO 3
KATANGA J
SANTIAGO 5
KATANGA K
SANTIAGO APOSTOL I
0
1
2
kilometres

EXHIBIT C

UNDERLYING AGREEMENTS

Option Contract	Date of Execution
Katanga LOI	• Entered into by Compañia Minera Katanga, Minera Livitaca S.A., Mitsui Mining and Smelting Company Sucursal del Peru and Rio Tinto Mining and Exploration Limited, dated 31 October 2003.
Addendum to the Katanga LOI	• Entered into by Compañia Minera Katanga, Minera Livitaca S.A., Mitsui Mining and Smelting Company Sucursal del Peru and Rio Tinto Mining and Exploration Limited, dated 31 October 2003.
Katanga JV LOI	• Entered into by Mitsui Mining and Smelting Company Sucursal del Peru and Rio Tinto Mining and Exploration Limited, dated 31 October 2003.
Option and Lease Agreements for the Katanga Property (Katanga Q, Peta 6, Peta 7, Peta 17, Peta 5 mineral rights)	• Entered into by Compañia Minera Katanga S.A., Minera Livitaca S.A., Mitsui Mining and Smelting Company Sucursal del Peru and Rio Tinto Mining and Exploration Limited Sucursal del Peru, formalised by public deed issued before the notary public in Lima Javier Murguia Cavero, dated 31 October 2003, and its amendment dated 23 November 2004.
Mining Lease Agreement for the Katanga Property (Katanga J, Katanga K, Santiago Apostol I, Santiago 5, Santiago 4, Santiago 3, Katanga T and Katanga V mineral rights)	• Entered into by Mitsui Mining and Smelting Company Sucursal del Peru and Rio Tinto Mining & Exploration Limited Sucursal del Peru, formalised by public deed issued before the notary public in Lima Javier Murguia Cavero, dated 31 October 2003.

EXHIBIT D

NET SMELTER RETURNS

1. As used in the Letter of Intent to which this Exhibit E is attached to, "Net Smelter Returns" means the gross revenue (the "Revenue", for purposes of this Exhibit) actually received from normal competitive market sale of ores, concentrates, metals, materials or other products, less:

   (a) charges for treatment in the smelting and refining processes, (including handling, processing, interest and provisions settlement fees, sampling, assaying, grading and representation costs, independent representative and umpire charges, penalties and other processor deductions);

   (b) actual costs of transportation, (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation), from the Properties to the place of sale;

   (c) actual sales and brokerage costs;

   (d) sales, use, ad-valorem, severance, net proceeds of mine and any other tax on or measured by mineral production; and

   (e) any royalties payable to any Governmental Agency .

2. The payment of the Net Smelter Returns Royalty shall be made within 30 days after the beginning of each quarter for all Revenue received during the preceding quarter.

3. The Non-Withdrawing Party shall provide copies of all data relating to the Net Smelter Return Royalty calculation (including, but not limited to, settlement sheets used in calculating the Net Smelter Return Royalty) at the same time that the royalty is paid. The Non-Withdrawing Party shall keep true and accurate books and records for the purposes of this Exhibit E.

4. Capitalized terms herein shall have the same meaning as given to them in the Letter Agreement.

5. All notices or communications hereunder shall be made and effective in accordance with the provisions of the Letter Agreement and subsequent additional agreements entered into by the Parties.

6. All information and data provided hereunder shall be subject to the confidentiality provisions of the Letter Agreement and all subsequent additional agreements entered into by the Parties.

EXHIBIT E

STATEMENT OF BUSINESS PRACTICES

"THE WAY WE WORK"

(See next page)

Thewaywe.pdf